VIA EDGAR and FACSIMILE

(202) 772-9208

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

ATTENTION: Mr. Mark Shuman

Re:	Secure Computing Corporation Registration Statement

on Form S-3/A (No. 333-138826)

Ladies and Gentlemen:

Secure Computing Corporation (the “Company”), as required by Rule 461(a) under the Securities Act of 1933, as amended, hereby requests that the effective date for the Registration Statement referred to above be accelerated to 2:00 p.m. Eastern Time on Monday, April 16, 2007, or as soon thereafter as practicable.

In addition, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mary Budge
Mary Budge
Senior Vice President, Secretary and General Counsel

cc: Kyle Guse